SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from                      to                     .

Commission file number 001-33390

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Federal Savings 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TFS Financial Corporation

7007 Broadway Avenue

Cleveland, Ohio 44105

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

    Third Federal 401(k) Savings Plan

Cleveland, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the THIRD FEDERAL 401(k) SAVINGS PLAN and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

During 2010, the Plan retrospectively adopted the changes related to classifying and measuring loans to participants in accordance with ASC 962 Plan Accounting - Defined Contribution Pension Plans.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Third Federal 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 20, 2011

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Third Federal

401(k) Savings Plan

	December 31
	2010	2009
ASSETS
Investments, at fair value	$65,862,245	$60,310,347
Receivables:
Employer contributions	361,563	306,243
Notes receivable from participants	2,117,402	2,735,261

Total receivables	2,478,965	3,041,504

Total Assets	68,341,210	63,351,851
LIABILITIES	—	—

Net Assets Available for Benefits	$68,341,210	$63,351,851

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Third Federal

401(k) Savings Plan

	Year Ended December 31,
	2010	2009
Additions to Net Assets Attributed to:
Contributions:
Employer	$2,045,799	$1,953,742
Employee	3,076,788	3,015,683
Rollover	197,206	51,228

Total Contributions	5,319,793	5,020,653
Investment Income:
Interest and dividend income	1,042,755	1,282,500
Net unrealized/realized appreciation	108,764	4,612,713

Total Investment Income	1,151,519	5,895,213
Deductions from Net Assets Attributed to:
Benefits paid to participants	2,244,662	1,941,603
Administrative expenses	35,699	48,402

Total Deductions	2,280,361	1,990,005

Net Increase	4,190,951	8,925,861
Transfer from ASOP	798,408	263,643
Net Assets Available for Benefits:
Beginning of Year	63,351,851	54,162,347

End of Year	$68,341,210	$63,351,851

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan

The following description of the Third Federal 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a complete description of the Plan’s provisions.

General:

The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of Third Federal Savings with at least one year of service are entitled to defer a portion of their salary to the Plan following the completion of eligibility requirements. A participant is credited with a year of service after completion of 1,000 hours of service during an eligibility period. A participant must also be at least 18 years of age to become eligible for the Plan except for the Tier III discretionary contribution. A participant must be at least 21 years of age, be credited with twelve months of service and have completed 1,000 hours of service during an eligibility period to be eligible for the Tier III discretionary contribution. A portion of the administrative costs related to the Plan are absorbed by the Company.

Contributions:

The Plan allows participants to contribute up to 75% of their eligible compensation to the Plan. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified plans.

Third Federal Savings and Loan Association of Cleveland (Third Federal) makes a matching contribution equal to 100% of
401(k) deferrals up to the first 4% of compensation deferred. Third Federal may also make a discretionary profit sharing contribution. There were no contributions made to the Tier II profit sharing plan in 2010 or 2009. Effective January 1, 2003, the Plan was amended to add a Tier III discretionary contribution. Individuals who are accruing benefits under the Third Federal Savings Retirement Plan are not eligible to receive a Tier III discretionary contribution. For 2010 and 2009, Tier III contributions of 2.5% of eligible wages were made.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contribution, an allocation of Third Federal’s contributions, if eligible, and Plan earnings net of administrative expenses. Allocations are based on participant contributions, participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

Participants are 100% vested in their own contributions and income thereon, at all times. Any amounts in participant’s profit sharing Tier I and Tier II and matching accounts prior to January 1, 2004 was vested in accordance with the table below:

Years of Service	%
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

Any amounts contributed to a participant’s profit sharing and matching accounts on or after January 1, 2004, will be immediately 100% vested.

Any amounts in a participant’s Tier III account will be vested based on years of service. Tier III contributions prior to January 1, 2007, will be 0% vested for less than 5 years of service and 100% vested after 5 years of service.

Tier III contributions made for periods on or after January 1, 2007, will be vested in accordance with the table below:

Years of Service	%
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Retirement, Death and Disability:

A participant is entitled to 100% of his or her vested account balance upon retirement, death or disability.

Forfeitures:

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $19,319 and $15,080, respectively. No forfeitures were used to reduce contributions in 2010 or 2009. The Plan also allows forfeitures to be used to pay administrative expenses. For the Plan years ended December 31, 2010 and 2009, $15,950 and $11,584 were used to pay administrative expenses, respectively.

Payment of Benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

Plan Termination:

Although it has not expressed any intent to do so, Third Federal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options:

Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of the investment options offered by the Plan. Participants are allowed to change their investment options once per day.

Investments in TFS Financial Corporation stock, the employer stock of Third Federal Savings, are based upon each employee’s investment allocation. Purchases of stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Notes Receivables from Participants:

Participants may borrow from their Tier I fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless the loan is for the purchase of a primary residence. The loan must bear interest at a reasonable rate. Participant loans are categorized as notes receivable from participants. These loans are valued at unpaid principal balance plus any accrued but unpaid interest.

The Plan considers a loan in default when the participant fails to comply with the loan note and security agreement for a period of 90 days. The Plan Administrator may declare the loan payable due in full immediately. At that time, there shall be a “deemed distribution” from the participant’s account in the amount of the outstanding loan balance. Participant loans continue to accrue interest until the loan is settled by repayment or distribution from participant’s account, including “deemed distribution”. There were no participant loans in non-accrual status at December 31, 2010 or 2009.

Transfer from Associate Stock Ownership Plan (ASOP):

Participants in the ASOP who are at least age 55 with at least five years of vested service may elect to transfer all or any portion of their accounts in the ASOP to the Plan under the diversification provision of the ASOP. During 2010 and 2009, participants elected to transfer $798,408 and $263,643, respectively from their accounts in the ASOP to their accounts in the Plan.

2 Summary of Significant Accounting Policies

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Accounting Method:

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

2 Summary of Significant Accounting Policies, Continued

Valuation of Investments and Income Recognition:

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in registered investment companies. Units of pooled separate accounts are valued by the asset custodian at the daily net asset value, which represented the cumulative market values of the pooled separate accounts’ underlying investments. Units of common/collective trusts are valued by the asset custodian at the daily net asset value, which represents the cumulative market values of the common/collective trust’s underlying investments. The TFS Financial Corporation stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures, and actual results could differ from these estimates.

Risks and Uncertainties:

The Plan provides for various investment options including any combination of mutual funds, pooled separate accounts, common collective trusts, and other investment securities. The investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and participants individual account balances.

Payment of Benefits:

Benefits are recorded when paid.

Reclassification:

Certain reclassifications have been made in the financial statements and accompanying notes for 2009 to conform to the classification presented in 2010.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2010	2009
Investments at fair value:
American Funds American Balanced R4 Fund	$5,755,919	$4,391,044
American Funds Fundamental Investment R4 Fund	$5,198,722	$4,167,675
American Funds Growth Fund of America R4 Fund	$4,309,591	$3,531,107
Third Federal Savings & Loan certificate of deposit	$15,757,851	$14,870,314
TFS Financial Corporation common stock	$13,015,171	$16,370,486

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $108,764 and $4,612,713 in 2010 and 2009 as follows:

	2010	2009
Pooled separate accounts	$2,314,840	$2,389,747
Shares of Registered Investment Companies	1,967,318	3,435,482
TFS Financial Corporation stock	(4,173,394)	(1,212,516)

	$108,764	$4,612,713

In 2010 and 2009, the Plan’s investments earned interest and dividend income of $1,042,755 and $1,282,500, respectively. Of these amounts, $178,638 and $403,731 were dividends on TFS Financial Corporation common stock in 2010 and 2009, respectively.

Fair Value Measurements:

Under generally accepted accounting standards, a framework has been established for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the framework are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, Continued:

Level 2

Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

There were no changes in the methodologies used at December 31, 2010 for the following:

Common stock and Registered Investment Companies: Valued at the closing price reported on the active market on which the individual securities were traded.

Pooled Separate Accounts and Common/Collective Trusts: Valued at the net asset value (“NAV”) of shares held by the Plan at the year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, Continued:

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts
Balanced/Asset funds	$—	$2,763,010	$—	$2,763,010
Fixed income funds	—	2,691,485	—	2,691,485
Large U.S. equity funds	—	4,435,612	—	4,435,612
Small/Mid U.S. equity funds	—	5,766,176	—	5,766,176

Total Pooled Separate Accounts	$—	$15,656,283	$—	$15,656,283

Registered Investment Companies
Balanced/Asset funds	$5,755,919	$—	$—	$5,755,919
International equity funds	4,898,940	—	—	4,898,940
Large U.S. equity funds	10,778,080	—	—	10,778,080

Total Registered Investment Companies	$21,432,939	$—	$—	$21,432,939

Common Stocks
Financial	$13,015,172	$—	$—	$13,015,172

Total Common Stocks	$13,015,172	$—	$—	$13,015,172

Common/Collective Trusts	$—	$15,757,851	$—	$15,757,851

Total assets at fair value	$34,448,111	$31,414,134	$—	$65,862,245

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, Continued:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts
Balanced/Asset funds	$—	$1,820,928	$—	$1,820,928
Fixed income funds	—	1,549,986	—	1,549,986
Large U.S. equity funds	—	3,945,126	—	3,945,126
Small/Mid U.S. equity funds	—	4,359,393	—	4,359,393

Total Pooled Separate Accounts	$—	$11,675,433	$—	$11,675,433

Registered Investment Companies
Balanced/Asset funds	$4,391,044	$—	$—	$4,391,044
International equity funds	4,398,728	—	—	4,398,728
Large U.S. equity funds	8,604,342	—	—	8,604,342

Total Registered Investment Companies	$17,394,114	$—	$—	$17,394,114

Common stocks
Financial	$16,370,486	$—	$—	$16,370,486

Total Common Stocks	$16,370,486	$—	$—	$16,370,486

Common/Collective Trusts	$—	$14,870,314	$—	$14,870,314

Total assets at fair value	$33,764,600	$26,545,747	$—	$60,310,347

4 Concentration of Investments

Included in investments are shares of TFS Financial Corporation common stock amounting to $13,015,171 (2010) and $16,370,486 (2009). This represents 20% (2010) and 27% (2009) of total investments as of that date. A significant decline in the market value of TFS Financial Corporation’s stock would significantly effect the net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

5 Tax Status

The Internal Revenue Service has determined and informed Third Federal, by letter dated August 5, 2004, that the restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated in its entirety since receiving the favorable determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under the IRC and the related trust continues to be tax-exempt as of December 31, 2010. Accordingly, the accompanying financial statements do not include a provision for Federal income taxes.

6 Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain professional fees for the administration of the Plan were paid by Third Federal. During 2010 and 2009, professional fees totaling $35,699 and $48,402, respectively, for the administration of the Plan were paid by the Plan.

Certain Plan investments consist of shares of TFS Financial Corporation. Third Federal is the Plan sponsor, and TFS Financial Corporation is the parent company of the Plan sponsor; and, therefore, the transactions in TFS Financial Corporation stock qualify as party-in-interest transactions.

7 Recent Accounting Pronouncements

FASB Accounting Standards Update (ASU) 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (Topic 962), requires that participant loans be categorized as notes receivable from participants, which are separate from plan investments and measured at their unpaid balance plus any accrued but unpaid interest rather than at fair value. The Plan adopted the update of ASU 2010-25 which is effective for fiscal years ending after December 15, 2010 with no material effect on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

7 Recent Accounting Pronouncements, Continued

FASB Accounting Standards Update (ASU) 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements,” removed the requirement for SEC filers to disclose the date through which subsequent events have been evaluated to remove potential conflicts with SEC literature. This update was issued, effective, and adopted by the Plan in February 2010. It was not material to the Plan’s financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

FASB ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (ASU 2010-06), clarifies and expands disclosure requirements related to fair value measurements. Disclosures are required for significant transfers between levels in the fair value hierarchy. Activity in Level 3 fair value measurements is to be presented on a gross, rather than net, basis. The update clarifies how the appropriate level of disaggregation should be determined and emphasizes that information sufficient to permit reconciliation between fair value measurements and line items on the financial statements should be provided. The update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures related to activity in Level 3 fair value measurements which are effective one year later. The Plan adopted the provisions of ASU 2010-06 which are effective for periods beginning after December 15, 2009 on January 1, 2010 with no material effect on the Plan’s financial statements.

FASB ASC Topic 860, “Transfers and Servicing,” was amended to eliminate the concept of a “qualifying special-purpose entity” and change the requirements for derecognizing financial assets. The amendment requires additional disclosures intended to provide greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financials assets. The Plan adopted the provisions of ASC Topic 860 which are effective for the fiscal years beginning after November 15, 2009 with no material effect on the Plan’s financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Third Federal

401(k) Savings Plan

EIN 34-057493

Plan Number 002

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Third Federal S&L	Third Federal S&L Certificate of Deposit Portfolio, due 1/10 - 9/13, 1.89% - 5.60%	N/R	$15,757,851
	American Century	American Century Equity Income Advanced	N/R	768,620
*	Principal Life Insurance Company	Principal Bond & Mortgage Separate Account	N/R	2,691,485
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate	N/R	372,096
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	N/R	376,934
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	N/R	809,904
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	N/R	657,284
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	N/R	229,658
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	N/R	317,136
*	Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	N/R	2,594,415
*	Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	N/R	1,841,197
*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth Separate Account	N/R	1,977,547
*	Principal Life Insurance Company	Principal Partners Small-Cap Growth II Separate Account	N/R	1,347,686
*	Principal Life Insurance Company	Principal Small Company Blend, units of a pooled separate account	N/R	851,054
*	Principal Life Insurance Company	Principal Medium Company Blend, units of a pooled separate account	N/R	1,221,899
*	Principal Life Insurance Company	Principal Small Company Value, units of a pooled separate account	N/R	367,990
	Putnam Investments	Putnam International Equity A Fund	N/R	2,111,904

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Third Federal

401(k) Savings Plan

EIN 34-057493

Plan Number 002

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	The American Funds	American Balanced R4 Fund	N/R	5,755,919
	The American Funds	Fundamental Investment R4 Fund	N/R	5,198,722
	The American Funds	Growth Fund of America R4 Fund	N/R	4,309,591
	The American Funds	Europacific Growth R3 Fund	N/R	2,787,036
	Victory Funds	Victory Stock Index A Fund	N/R	501,146
*	TFS Financial Corporation	Common Stock	N/R	13,015,171

				65,862,245
*	Participant loans	Interest rates ranging from 4.25% to 10.50%	N/R	2,117,402

				$67,979,647

N/R	Participant directed investment, cost not required to be reported.
*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THIRD FEDERAL SAVINGS 401(K) SAVINGS PLAN

June 20, 2011	/s/ Marianne Piterans
Director, Human Resources

June 20, 2011	/s/ Nancy Cox
Manager, Human Resources

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm — Meaden & Moore LTD